UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A (Amendment No 1)

Under the Securities Exchange Act of 1934

NATURAL RESOURCE PARTNERS L.P.

(Name of Issuer)

Common Units

(Title of Class of Securities)

63900P 10 3

(CUSIP Number)

Cline Resource and Development Company

3801 PGA Boulevard, Suite 903

Palm Beach Gardens, Florida  33410

Attn:  Donald Holcomb

Phone:  561-626-4999

with a copy to:

Latham & Watkins, LLP

555 Eleventh Street, N.W., Suite 1000

Washington, D.C. 20004

Attn:  David M. McPherson

Phone:  202-637-2200

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

June 11, 2007

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	Name of Reporting Person: Christopher Cline I.R.S. Identification No. of above person:

2.	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds OO

5.	Check BOX if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power

	8.	Shared Voting Power 8,910,072 Common Units

	9.	Sole Dispositive Power

	10.	Shared Dispositive Power 8,910,072 Common Units

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 8,910,072 Common Units

12.	Check BOX if the Aggregate Amount in Row (11) Excludes Certain Shares * ☐

13.	Percent of Class Represented by Amount in Row (11) 16.9%

14.	Type of Reporting Person* IN

*SEE INSTRUCTIONS BEFORE FILLING OUT!

INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7

(INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

1.	Name of Reporting Person: Cline Resource and Development Company I.R.S. Identification No. of above person: 55-0703311

2.	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds OO

5.	Check box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization West Virginia

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power

	8.	Shared Voting Power 8,910,072 Common Units

	9.	Sole Dispositive Power

	10.	Shared Dispositive Power 8,910,072 Common Units

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 8,910,072 Common Units

12.	Check BOX if the Aggregate Amount in Row (11) Excludes Certain Shares * ☐

13.	Percent of Class Represented by Amount in Row (11) 16.9%

14.	Type of Reporting Person* CO

*SEE INSTRUCTIONS BEFORE FILLING OUT!

INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7

(INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

1.	Name of Reporting Person: Insight Resource, LLC I.R.S. Identification No. of above person: 20-1796775

2.	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds OO

5.	Check box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Nevada

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power

	8.	Shared Voting Power 8,910,072 Common Units

	9.	Sole Dispositive Power

	10.	Shared Dispositive Power 8,910,0722 Common Units

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 8,910,072 Common Units

12.	Check BOX if the Aggregate Amount in Row (11) Excludes Certain Shares * ☐

13.	Percent of Class Represented by Amount in Row (11) 16.9%

14.	Type of Reporting Person* OO (Limited Liability Company)

*SEE INSTRUCTIONS BEFORE FILLING OUT!

INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7

(INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

1.	Name of Reporting Person: Foresight Reserves, LP I.R.S. Identification No. of above person: 20-1797073

2.	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds OO

5.	Check BOX if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Nevada

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power

	8.	Shared Voting Power 8,910,072 Common Units

	9.	Sole Dispositive Power

	10.	Shared Dispositive Power 8,910,072 Common Units

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 8,910,072 Common Units

12.	Check BOX if the Aggregate Amount in Row (11) Excludes Certain Shares * ☐

13.	Percent of Class Represented by Amount in Row (11) 16.9%

14.	Type of Reporting Person* PN

*SEE INSTRUCTIONS BEFORE FILLING OUT!

INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7

(INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

1.	Name of Reporting Person: Adena Minerals, LLC I.R.S. Identification No. of above person: 20-5728469

2.	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds OO

5.	Check BOX if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power

	8.	Shared Voting Power 8,910,072 Common Units

	9.	Sole Dispositive Power

	10.	Shared Dispositive Power 8,910,072 Common Units

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 8,910,072 Common Units

12.	Check BOX if the Aggregate Amount in Row (11) Excludes Certain Shares * ☐

13.	Percent of Class Represented by Amount in Row (11) 16.9%

14.	Type of Reporting Person* OO (Limited Liability Company)

*SEE INSTRUCTIONS BEFORE FILLING OUT!

INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7

(INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

This Amendment No. 1 to Schedule 13D (this “Amendment”) amends and supplements the Schedule 13D originally filed on January 12, 2007 by the Reporting Persons, (this “Schedule 13D”), related to the common units representing limited partner interests (the “Common Units”), of Natural Resource Partners L.P., a Delaware limited partnership (the “Partnership”), which has its principal executive offices at 601 Jefferson St., Suite 3600, Houston, Texas 77002.  The purpose of this Amendment is to reflect the conversion of 1,083,912 Class B Units of the Company beneficially owned by the Reporting Persons into 1,083,912 Common Units (unless otherwise indicated herein, all capitalized terms used herein shall have the meanings given to them in the Schedule 13D, and unless amended or supplemented hereby, all information previously filed remains in effect):

Item 1.                                                           Security and Issuer.

This schedule relates to the common units representing limited partner interests (the “Common Units”), of Natural Resource Partners L.P., a Delaware limited partnership (the “Partnership”), which has its principal executive offices at 601 Jefferson St., Suite 3600, Houston, Texas 77002.

Item 2.                                                           Identity and Background.

(a) — (c), (f).  This statement is being filed jointly by: (i) Christopher Cline (“Cline”); (ii) Cline Resource and Development Company (“CRDC”); (iii) Insight Resource, LLC (“Insight”); (iv) Foresight Reserves, LP (“Foresight”); and (v) Adena Minerals, LLC (“Adena” and, together with Cline, CRDC, Insight and Foresight, the “Reporting Persons”).

Foresight is the sole member of Adena and Insight is the general partner of Foresight.  CRDC is the managing member of Insight and Cline is the sole shareholder and sole director of CRDC.  Accordingly, each of Cline, CRDC, Insight, Foresight and Adena are deemed to share voting and dispositive control over the Common Units held of record by Adena.

John Dickinson, Donald Holcomb, J. Matthew Fifield and Michael Beyer are executive officers of CRDC (the “CRDC Officers”).  Each of the CRDC Officers and Cline is a citizen and resident of the United States.

The Reporting Persons are principally engaged in the business of acquiring coal reserves and developing mines and mining infrastructure.  The address of the principal business and principal office of  the Reporting Persons and the CRDC Officers is c/o Cline Resource and Development Company, 3801 PGA Boulevard, Suite 903, Palm Beach Gardens, Florida  33410.

(d) — (e).  To the best knowledge of the Reporting Persons, none of the entities or persons identified in this Item 2 has, during the last five years, (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) nor (ii) been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction, and, as a result of such proceeding was or is, subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

Item 4.                    Purpose of Transaction.

Pursuant to the terms of the Class B units, the Company has caused such units to be converted into Common Units. The Reporting Persons did not pay any additional consideration in connection with such conversion

Except as described herein, none of the Reporting Persons has any present plans or proposals which relate to or would result in any of the actions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.  All securities that may be deemed to be beneficially owned by the Reporting Persons are held by the Reporting Persons for investment purposes.  Each Reporting Person may acquire from time to time additional securities (including shares of Common Units) of the Partnership in the open market or in privately negotiated transactions, by exchange offer or otherwise.  Each Reporting Person may, from time to time, retain or sell all or a portion of its securities of the Partnership in the open market, pursuant to a registered public offering or in privately negotiated transactions, including, by way of distribution of some or all of the securities to their partners or members, as applicable.  Any actions that any Reporting Person might undertake will be dependent upon such person’s review of numerous factors, including, among other things, the availability of securities of the Partnership (including Common Units) for purchase and the price levels of such securities, trading prices of the Common Units, general market and economic conditions, ongoing evaluation of the Partnership’s business operations and prospects, the relative attractiveness of alternative business and investment opportunities, the actions of management of the Partnership and other future developments.

Item 5.                                                           Interest in Securities of the Issuer.

(a)           Foresight is the sole member of Adena, and Insight is the general partner of Foresight.  CRDC is the managing member of Insight, and Cline is the sole shareholder and sole director of CRDC.  Accordingly, each of Cline, CRDC, Insight, Foresight and Adena are deemed to share voting and dispositive control over the 8,910,072 Common Units held of record by Adena representing approximately 16.9% of the outstanding Common Units (percentage based on the denominator of 52,453,590 Common Units).  The number of Common Units reported takes into account a 2 for 1 split of the Common Units effective April 19, 2007. See also the information contained on the cover pages to this Schedule 13D which is incorporated herein by reference.

(b)           The number of Common Units as to which there is sole power to vote or to direct the vote, sole power to dispose or direct the disposition, or shared power to dispose or direct the disposition for the Reporting Persons is set forth on the cover pages of this Statement on Schedule 13D, and such information is incorporated herein by reference.

(c)           The Reporting Persons have not engaged in any transactions in any Common Units during the past sixty days, other than the acquisition of Common Units pursuant to the Conversion of the Class B Units reported herein.

(d)           Not applicable.

(e)           Not applicable.

Item 7.                                                           Material to be Filed as Exhibits.

Exhibit A.               Joint Filing Agreement

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated:  June 12, 2007

Christopher Cline

/s/ Christopher Cline

Cline Resource and Development Company

By:	/s/ Christopher Cline

Insight Resources, LLC

By:	Cline Resource and Development Company, its Managing Member

By:	/s/ Christopher Cline

Foresight Reserves, LP

By:	Insight Resources, LLC, its General Partner

By:	Cline Resource and Development Company, its Managing Member

By:	/s/ Christopher Cline

Adena Minerals, LLC

By:	Foresight Reserves, LP, its Managing Member

By:	Insight Resources, LLC, its General Partner

By:	Cline Resource and Development Company, its Managing Member

By:	/s/ Christopher Cline

EXHIBIT A

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(f) promulgated under the Securities Exchange Act of 1934, as amended, the undersigned hereby agree to the joint filing with all other Reporting Persons (as such term is defined in the Schedule 13D referred to below) on behalf of each of them of a statement on Schedule 13D (including amendments thereto) with respect to the Common Units of Natural Resource Partners L.P., a Delaware limited partnership, and that this Agreement may be included as an Exhibit to such joint filing. This Agreement may be executed in any number of counterparts, all of which taken together shall constitute one and the same instrument.

IN WITNESS WHEREOF, the undersigned hereby execute this Agreement as of the 11th day of January, 2007.

Christopher Cline

/s/ Christopher Cline

Cline Resource and Development Company

By:	/s/ Christopher Cline

Insight Resources, LLC

By:	Cline Resource and Development Company, its Managing Member

By:	/s/ Christopher Cline

Foresight Reserves, LP

By:	Insight Resources, LLC, its General Partner

By:	Cline Resource and Development Company, its Managing Member

By:	/s/ Christopher Cline

Adena Minerals, LLC

By:	Foresight Reserves, LP, its Managing Member

By:	Insight Resources, LLC, its General Partner

By:	Cline Resource and Development Company, its Managing Member

By:	/s/ Christopher Cline